# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WeRide Inc., CIK 0001867729
CUSIP: 950915108
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 21ST FL, TOWER A, NO. 51, XINGJI 1ST RD, GUANZHOU LIFE SCIENCE CENTER, GUANZHOU, China (F4), 510300
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001664986

## Reporting persons
- Qiming Corporate GP V, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 49,269,870; shared voting power 0; sole dispositive power 49,269,870; shared dispositive power 0; aggregate amount beneficially owned 49,269,870 (6.4% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (5), (7) and (9): Qiming Corporate GP V, Ltd. is the general partner of Qiming Managing Directors Fund V, L.P. and Qiming GP V, L.P. Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P. Qiming Managing Directors Fund V, L.P. and Qiming Venture Partners V, L.P. are the owners of 1,482,675 Class A Ordinary Shares and 47,787,195 Class A Ordinary Shares, respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming Managing Directors Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,482,675; shared voting power 0; sole dispositive power 1,482,675; shared dispositive power 0; aggregate amount beneficially owned 1,482,675 (0.2% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming GP V, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 47,787,195; shared voting power 0; sole dispositive power 47,787,195; shared dispositive power 0; aggregate amount beneficially owned 47,787,195 (6.2% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (5), (7) and (9): Qiming GP V, L.P. is the general partner of Qiming Venture Partners V, L.P. Qiming Venture Partners V, L.P. is the owner of 47,787,195 Class A Ordinary Shares.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming Venture Partners V, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 47,787,195; shared voting power 0; sole dispositive power 47,787,195; shared dispositive power 0; aggregate amount beneficially owned 47,787,195 (6.2% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming GP VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 13,595,172; shared voting power 0; sole dispositive power 13,595,172; shared dispositive power 0; aggregate amount beneficially owned 13,595,172 (1.8% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (5), (7) and (9): Qiming GP VII, LLC is the general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. are the owners of 13,471,028 Class A Ordinary Shares and 124,144 Class A Ordinary Shares, respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 13,471,028; shared voting power 0; sole dispositive power 13,471,028; shared dispositive power 0; aggregate amount beneficially owned 13,471,028 (1.7% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming VII Strategic Investors Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 124,144; shared voting power 0; sole dispositive power 124,144; shared dispositive power 0; aggregate amount beneficially owned 124,144 (0% of the class)
  Comment: Note to Row (2)(b): This Schedule 13G is filed by Qiming Corporate GP V, Ltd., Qiming Managing Directors Fund V, L.P., Qiming GP V, L.P., Qiming Venture Partners V, L.P., Qiming GP VII, LLC, Qiming Venture Partners VII, L.P., and Qiming VII Strategic Investors Fund, L.P., who expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 771,399,682 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer. The percentage is rounded from 0.02%.

## Item 1. Issuer
Name of issuer: WeRide Inc.
Address of issuer's principal executive offices: 21ST FL, TOWER A, NO. 51, XINGJI 1ST RD, GUANZHOU LIFE SCIENCE CENTER, GUANZHOU, F4 510300

## Item 2. Person Filing
Name of person filing:
Qiming Corporate GP V, Ltd.
Qiming Managing Directors Fund V, L.P.
Qiming GP V, L.P.
Qiming Venture Partners V, L.P.
Qiming GP VII, LLC
Qiming Venture Partners VII, L.P.
Qiming VII Strategic Investors Fund, L.P.
Address of principal business office or, if none, residence: The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Citizenship: Cayman Islands for all Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Qiming Corporate GP V, Ltd.: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming Managing Directors Fund V, L.P.: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming GP V, L.P: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming Venture Partners V, L.P: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming GP VII, LLC: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming Venture Partners VII, L.P.: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming VII Strategic Investors Fund, L.P.: /s/ Holan Lam, Authorized Signatory (02/10/2025)